Mail Stop 4561

April 10, 2007

Kent Carasquero
President and Chief Executive Officer
Ouvo, Inc.
325-3495 Cambie Street
Vancouver, British Columbia V 5Z 4R3

> **Re: Ouvo, Inc.**
> **Preliminary Proxy Materials on Schedule 14A**
> **File No. 0-49838**
> **Filed March 28, 2007**

Dear Mr. Carasquero:

This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comments.

1. We note your second proposal to amend your articles of incorporation includes proposals to (a) change the name of the corporation, (b) amend the authorized share capital of the corporation, and (c) expressly opt-out of and elect not to be governed by the "Business Combinations with Interested Stockholders" provisions contained in Section 203 of the Delaware General Corporation Law. The unbundling provisions in Rule 14a-4(a) and (b) are intended to provide shareholders an opportunity to cast separate votes on separate matters. Please revise your disclosure to include three separate proposals. Similarly, revise the proxy card to provide stockholders an opportunity to vote separately on each of these matters. Alternatively, give us your well-reasoned legal analysis of why these proposals constitute the same matter for purposes of Rule 14a-4.

2. We note your disclosure on page 14 regarding incorporation by reference. Because some of your periodic reports due during the last 12 months were not timely filed, you are not eligible to incorporate by reference. Please revise to include all relevant information or confirm that all relevant information has been included in the proxy statement. Also, please remove the reference to incorporation by reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Jennifer Gowetski at (202) 551-3401, or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director